FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWABS, Inc.	0001021913
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, June 25, 2003, Series 2003- BC3	333-101101

Name of Person Filing the Document
(If Other than the Registrant)


03025664

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CWABS, INC.

By:____________________________
Name: Michael Schloessmann
Title: Vice President

Dated: June25, 2003

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

ABS New Transaction

Computational Materials

$520,000,000
(Approximate)

CWABS, Inc.
Depositor

ASSET-BACKED CERTIFICATES, SERIES 2003-BC3


Countrywide
HOME LOANS

Seller and Master Servicer

The attached tables and other sample pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities, the issuer of the securities nor any of its other affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a sample pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this sample pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. This sample pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the sample pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the sample pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.



Preliminary Term Sheet *Date Prepared: June 5, 2003*

$520,000,000 (Approximate)
CWABS Asset-Backed Certificates, Series 2003-BC3

Class [1][2]	Principal Balance [2]	WAL Call/Mat [3]	Payment Window (Mos) Call/Mat [3]	Expected Ratings (S&P/Fitch) [4]	Last Scheduled Distribution Date	Certificate Type
A-1	179,000,000	0.81 / 0.81	1-18 / 1-18	AAA/AAA	June 2021	Floating Rate Senior Sequential
A-2	284,535,000	3.13 / 3.48	18-72 / 18-173	AAA/AAA	September 2033	Floating Rate Senior Sequential
M-1	31,515,000	4.27 / 4.65	39-72 / 39-123	AA+/AA	June 2033	Floating Rate Mezzanine
M-2	6,565,000	4.19 / 4.46	39-72 / 39-99	AA/A+	March 2033	Floating Rate Mezzanine
M-3	6,565,000	4.16 / 4.34	38-72 / 38-91	AA-/A	January 2033	Floating Rate Mezzanine
M-4	3,940,000	4.15 / 4.21	38-72 / 38-80	A+/A-	October 2032	Floating Rate Mezzanine
M-5	3,940,000	4.02 / 4.02	37-72 / 37-72	A/BBB+	June 2032	Floating Rate Mezzanine
M-6	3,940,000	3.65 / 3.65	37-60 / 37-60	A-/BBB	December 2031	Floating Rate Mezzanine
C	N/A			Not Offered		
Total:	**$520,000,000**					

(1) *The margins on the Senior Certificates double and the respective margins on the Mezzanine Certificates are equal to 1.5x the related original margin after the Clean-up Call date.*
(2) *The principal balance of each Class of Certificates is subject to a 10% variance.*
(3) *See "Pricing Prepayment Speed" below.*
(4) *Rating Agency Contacts: Standard & Poors, Karen Kostiw, 212.438.2517; Fitch, Scott Seewald, 212.908.0838.*

Trust:	Asset-Backed Certificates, Series 2003-BC3.
Depositor:	CWABS, Inc.
Seller:	Countrywide Home Loans, Inc (***"Countrywide"***).
Master Servicer:	Countrywide Home Loans Servicing LP.
Underwriters:	Countrywide Securities Corporation (Lead Manager), J.P. Morgan Securities Inc. (Co-Lead Manager) and Lehman Brothers (Co-Manager).
Trustee/Custodian:	The Bank of New York, a New York banking corporation.
Offered Certificates:	The (i) Class A-1 Certificates and Class A-2 Certificates (together, the "***Senior Certificates***") and (ii) Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates (collectively, the "***Subordinate Certificates***"). The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the "***Offered Certificates.***"
Non-Offered Certificates:	The "***Non-Offered Certificates***" consist of the Class C and Class P Certificates. The Offered Certificates and Non-Offered Certificates are collectively referred to herein as the "***Certificates***."
Federal Tax Status:	It is anticipated that the Offered Certificates will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Offered Certificates will be available in book-entry form through DTC, Clearstream, Luxembourg and the Euroclear System.
Statistical Pool Calculation Date:	Scheduled balances as of June 1, 2003.
Cut-off Date:	As to any Mortgage Loan, the later of June 1, 2003 and the origination date of such Mortgage Loan.


CSC
COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

Expected Pricing Date: June [10], 2003.

Expected Closing Date: June [30], 2003.

Expected Settlement Date: June [30], 2003.

Distribution Date: The 25th day of each month (or, if not a business day, the next succeeding business day), commencing in July 2003.

Accrued Interest: The price to be paid by investors for the Offered Certificates will not include accrued interest (i.e., settling flat).

Interest Accrual Period: The "***Interest Accrual Period***" for each Distribution Date with respect to the Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 day basis).

ERISA Eligibility: The Offered Certificates are expected to be ERISA eligible.

SMMEA Eligibility: The Class A-1, Class A-2, Class M-1, Class M-2 and Class M-3 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA. The Class M-4, Class M-5 and Class M-6 Certificates will not be SMMEA eligible.

Optional Termination: The terms of the transaction allow for a clean-up call (the "***Clean-up Call***") which, subject to any restrictions set forth in the transaction documents, may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Pricing Prepayment Speed: The Offered Certificates were priced based on the following collateral prepayment assumptions:

23% HEP for the Fixed Rate Mortgage Loans (i.e., prepayments start at 2.3% in month one, and increase 2.3% each month to 23% CPR in month ten, and remain at 23% CPR thereafter). The Adjustable Rate Mortgage Loans will be priced at 100% PPC. The Adjustable Rate Mortgage Loans will be priced at a prepayment constant which assumes 4% CPR in month 1, an additional 1/11th of 30% CPR for each month thereafter, building to 30% CPR in month 12 and remaining constant at 30% CPR until month 23, remaining constant at 70% CPR from month 24 until month 27 and remaining constant at 35% CPR from month 28 and thereafter; provided, however, the prepayment rate will not exceed 85% per annum in any period.

Mortgage Loans: The collateral tables included in these Computational Materials as Appendix A represent a statistical pool of Mortgage Loans with scheduled balances as of the Statistical Pool Calculation Date (the "***Statistical Pool***"). It is expected that (a) additional mortgage loans will be included in the Trust on the Closing Date and (b) certain Mortgage Loans may be prepaid or otherwise deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date (the "***Mortgage Pool***"). The characteristics of the Mortgage Pool may vary from the characteristics of the Statistical Pool described herein, although any such difference is not expected to be material. See the attached collateral descriptions for additional information.

As of the Statistical Pool Calculation Date, the aggregate principal balance of the Mortgage Loans was approximately $519,042,386 of which: (i) approximately $401,884,797 were adjustable rate Mortgage Loans (the "***Adjustable Rate Mortgage Loans***" and (ii) approximately $117,157,589 were fixed rate Mortgage Loans made to borrowers with credit-blemished histories (the "***Fixed Rate Mortgage Loans***") and, together with the Fixed Rate Mortgage Loans, the "***Mortgage Loans***").

Pass-Through Rate: The Pass-Through Rate on each Class of Offered Certificates will be equal to the lesser of (a) one-month LIBOR plus the related marg in for such Class, and (b) the Net Rate Cap.

Adjusted Net Mortgage Rate: The ***"Adjusted Net Mortgage Rate"*** for each Mortgage Loan is equal to the gross mortgage rate of the Mortgage Loan less the sum of (a) the servicing fee rate and (b) the trustee fee rate.

Net Rate Cap: The ***"Net Rate Cap"*** is generally equal to the weighted average Adjusted Net Mortgage Rate of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Net Rate Carryover: For any Class of Offered Certificates, on any Distribution Date on which the Pass-Through Rate for such Class is limited by the Net Rate Cap, the ***"Net Rate Carryover"*** will equal the sum of (a) the excess of (i) the amount of such interest thereon that would have accrued if the Pass-Through Rate had not been so limited over (ii) the amount of interest accrued based on the Net Rate Cap, and (b) the aggregate of any unpaid Net Rate Carryover from previous Distribution Dates together with accrued interest thereon at the related Pass-Through Rate (without giving effect to the Net Rate Cap). Net Rate Carryover will be paid to the extent available from proceeds received on the Cap Contract and Excess Cashflow remaining as described under the heading "Certificates Priority of Distributions" below.

Cap Contract: The Trust will include a one-month LIBOR cap contract (the ***"Cap Contract"***) for the benefit of the Offered Certificates. On the Closing Date, the notional amount of the Cap Contract will equal approximately $118,559,334 and will thereafter amortize down pursuant to an amortization schedule. The one-month LIBOR strike on the Cap Contract will be 6.90% per annum. Payments received on the Cap Contract with respect to a Distribution Date will be available to pay the holders of the Offered Certificates any Net Rate Carryover on such Distribution Date in the same order as accrued interest is paid. Any amounts received on the Cap Contract on a Distribution Date that are not used to pay the Net Rate Carryover will be distributed to the Seller and will not be available for payments on the Certificates thereafter.

Credit Enhancement: The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support for some or all of the Offered Certificates, as the case may be:

Class	S&P/ Fitch	Initial Subordination at Closing (1)	Target Subordination at Stepdown (1)
Senior Certificates	AAA/AAA	11.75%	23.50%
Class M-1	AA+/AA	5.75%	11.50%
Class M-2	AA/A+	4.50%	9.00%
Class M-3	AA-/A	3.25%	6.50%
Class M-4	A+/A-	2.50%	5.00%
Class M-5	A/BBB+	1.75%	3.50%
Class M-6	A-/BBB	1.00%	2.00%

(1) Does not include any credit for Excess Interest.

1. Subordination. The Subordinate Certificates will be subordinate to, and provide credit support for, the Senior Certificates. Among the Subordinate Certificates, Certificates with a higher Class designation will be subordinate to, and provide credit support for, those Certificates with a lower designation.

2. Overcollateralization. On the Closing Date, the principal balance of the Mortgage Loans will exceed the principal balance of the Certificates (***"O/C"***). Any realized Losses on the Mortgage Loans will be applied first to Excess Cashflow and then to Overcollateralization. In the event that the Overcollateralization is reduced, Excess Cashflow will be directed to pay principal on the Offered Certificates, resulting in the limited acceleration of the Offered Certificates relative to the

amortization of the Mortgage Loans, until the O/C is restored to the Overcollateralization Target. Upon this event, the acceleration feature will generally cease.

3. Excess Cashflow. *"Excess Cashflow"* for any Distribution Date will be equal to the available funds remaining after distributions pursuant to clauses 1) and 2) as described under "Certificates Priority of Distributions."

Overcollateralization Target:

Prior to the Stepdown Date, 1.00% of the principal balance of the Mortgage Loans as of the Cut-off Date (the ***"Overcollateralization Target"***). The initial amount of O/C will be approximately 1.00%.

On or after the Stepdown Date, 2.00% of the principal balance of the Mortgage Loans for the related Distribution Date, subject to a floor equal to 0.50% of the principal balance of the Mortgage Loans as of the Cut-off Date; provided, however, that if a Trigger Event has occurred on the related Distribution Date, the O/C target will be equal to the O/C target on the Distribution Date immediately preceding the Distribution Date on which such Trigger Event has occurred.

Trigger Event:

With respect to the Certificates, a ***"Trigger Event"*** will occur if the product of (a) 1.68 and (b) the three month rolling average 60+ day delinquency percentage (including bankruptcy, foreclosure, and REO) for the outstanding Mortgage Loans equals or exceeds the current Required Percentage.

As used above, the "Required Percentage" with respect to any Distribution Date is the quotient of: (a) the excess of (i) the current principal balance of the Mortgage Loans for the preceding Distribution Date, over (ii) the certificate principal balance of the most senior class of Certificates as of the preceding master servicer advance date, and (b) the current principal balance of the Mortgage Loans for the preceding Distribution Date.

Stepdown Date:

The earlier to occur of:

(i) the Distribution Date on which the aggregate principal balance of the Senior Certificates are reduced to zero; and
(ii) the later to occur of:
  a. the Distribution Date in July 2006
  b. the first Distribution Date on which the principal balance of the Senior Certificates is less than or equal to 76.50% of the principal balance of the Mortgage Loans for such Distribution Date.

Allocation of Losses:

Any realized losses on the Mortgage Loans not covered by Excess Interest or O/C will be allocated to each class of Subordinate Certificates in reverse order of their payment priority (first to the Class M-6 Certificates, then to the Class M-5 Certificates, then to the Class M-4 Certificates, then to the Class M-3 Certificates, then to the Class M-2 Certificates and last to the Class M-1 Certificates), in each case, until the respective class principal balance of each such class of Subordinate Certificates has been reduced to zero.

Certificates Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Interest funds, sequentially, as follows: monthly interest (a) first, current and unpaid interest, to the Senior Certificates, *pro rata* based on their respective interest distribution amounts, then (b) current interest, sequentially, to the Subordinate Certificates;
2) Principal funds, to the Senior Certificates and Subordinate Certificates, each as described under "Principal Paydown" below;
3) Excess Cashflow as follows: as principal to the Senior Certificates and Subordinate Certificates to build or maintain O/C, as described under "Overcollateralization Target;"
4) Any remaining Excess Cashflow to pay previously unpaid interest and unreimbursed realized loss amounts sequentially to the Subordinate Certificates;

5) Any remaining Excess Cashflow, together with proceeds from the Cap Contract, to pay Net Rate Carryover as provided below;
6) To the Class C Certificates, any remaining amounts.

Proceeds from the Cap Contract and Excess Cashflow available to cover Net Rate Carryover shall first be distributed to the Offered Certificates on a pro rata basis, based on the certificate principal balances thereof, to the extent needed to pay any Net Rate Carryover for each such class; provided that any Excess Cashflow remaining after such allocation will be distributed to each class of Offered Certificates with respect to which there remains any unpaid Net Rate Carryover pro rata, based on the amount of such unpaid Net Rate Carryover, until reduced to zero. Any amounts received on the Cap Contract on a Distribution Date that are not used to pay the Net Rate Carryover will be distributed to the holders of the Class C Certificates and will not be available for payments on the Offered Certificates thereafter.

Principal Paydown:

Prior to the Stepdown Date or if a Trigger Event (as described above) is in effect on any Distribution Date, 100% of the available principal funds will be paid, sequentially, to the Senior Certificates, provided, however, that if the Senior Certificates have been retired, such amounts will be applied sequentially to the Subordinate Certificates.

On any Distribution Date on or after the Stepdown Date, and if a Trigger Event is not in effect on such Distribution Date, the Offered Certificates will be entitled to receive payments of principal in the following order of priority: (i) first, sequentially, to the Senior Certificates from principal collections on the Mortgage Loans, such that the sum of the unpaid principal balance of the Class A-1 and Class A-2 Certificates will have 23.50% subordination, (ii) second, to the Class M-1 Certificates such that the Class M-1 Certificates will have 11.50% subordination, (iii) third, to the Class M-2 Certificates such that the Class M-2 Certificates will have 9.00% subordination, (iv) fourth, to the Class M-3 Certificates such that the Class M-3 Certificates will have 6.50% subordination, (v) fifth, to the Class M-4 Certificates such that the Class M-4 Certificates will have 5.00% subordination, (vi) sixth, to the Class M-5 Certificates such that the Class M-5 Certificates will have 3.50% subordination and (vii) seventh, to the Class M-6 Certificates, such that the Class M-6 Certificates will have 2.00% subordination.

All prepayment penalties collected on the Mortgage Loans will go to the Class P Certificates and will not be available for payment to any other Class of Certificates.

[Discount Margin Tables, Available Funds Schedule and Collateral Tables to Follow]

Discount Margin Tables (%) (1)

Class A-1 (To Call)

Margin	0.10%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	10	10	10	10	10
WAL (yr)	10.64	0.96	0.81	0.70	0.59
MDUR (yr)	9.81	0.97	0.81	0.70	0.59
First Prin Pay	Jul03	Jul03	Jul03	Jul03	Jul03
Last Prin Pay	Dec20	Mar05	Dec04	Sep04	Jun04

Class A-1 (To Maturity)

Margin	0.10%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	10	10	10	10	10
WAL (yr)	10.64	0.96	0.81	0.70	0.59
MDUR (yr)	9.81	0.97	0.81	0.70	0.59
First Prin Pay	Jul03	Jul03	Jul03	Jul03	Jul03
Last Prin Pay	Dec20	Mar05	Dec04	Sep04	Jun04

Class A-2 (To Call)

Margin	0.30%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	30	30	30	30	30
WAL (yr)	24.17	4.06	3.13	2.41	1.91
MDUR (yr)	20.05	3.92	3.06	2.38	1.89
First Prin Pay	Dec20	Mar05	Dec04	Sep04	Jun04
Last Prin Pay	Dec31	Feb11	Jun09	Feb08	Feb07

Class A-2 (To Maturity)

Margin	0.30%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	30	33	33	33	32
WAL (yr)	24.26	4.50	3.48	2.71	2.08
MDUR (yr)	20.11	4.30	3.37	2.65	2.05
First Prin Pay	Dec20	Mar05	Dec04	Sep04	Jun04
Last Prin Pay	Mar33	Apr21	Nov17	Apr15	Sep12

(1) See definition of Pricing Prepayment Speed above.

Class M-1 (To Call)

Margin	0.75%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	75	75	75	75	75
WAL (yr)	26.03	5.08	4.27	3.99	3.65
MDUR (yr)	20.15	4.81	4.10	3.85	3.54
First Prin Pay	Feb25	Aug06	Sep06	Nov06	Feb07
Last Prin Pay	Dec31	Feb11	Jun09	Feb08	Feb07

Class M-1 (To Maturity)

Margin	0.75%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	75	78	78	78	81
WAL (yr)	26.15	5.56	4.65	4.32	4.41
MDUR (yr)	20.22	5.22	4.43	4.14	4.23
First Prin Pay	Feb25	Aug06	Sep06	Nov06	Feb07
Last Prin Pay	Dec32	Jun16	Sep13	Sep11	Nov09

Class M-2 (To Call)

Margin	1.25 %				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	125	125	125	125	125
WAL (yr)	26.03	5.06	4.19	3.73	3.57
MDUR (yr)	18.95	4.72	3.97	3.56	3.42
First Prin Pay	Feb25	Jul06	Sep06	Oct06	Dec06
Last Prin Pay	Dec31	Feb11	Jun09	Feb08	Feb07

Class M-2 (To Maturity)

Margin	1.25%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	125	129	128	128	128
WAL (yr)	26.14	5.42	4.46	3.97	3.75
MDUR (yr)	19.00	5.01	4.20	3.77	3.58
First Prin Pay	Feb25	Jul06	Sep06	Oct06	Dec06
Last Prin Pay	Sep32	Jan14	Sep11	Jan10	Aug08

Class M-3 (To Call)

Margin	1.50%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	150	150	150	150	150
WAL (yr)	26.03	5.05	4.16	3.67	3.45
MDUR (yr)	18.38	4.67	3.91	3.49	3.29
First Prin Pay	Feb25	Jul06	Aug06	Sep06	Oct06
Last Prin Pay	Dec31	Feb11	Jun09	Feb08	Feb07

Class M-3 (To Maturity)

Margin	1.50%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	150	153	153	153	152
WAL (yr)	26.11	5.29	4.34	3.83	3.57
MDUR (yr)	18.42	4.87	4.07	3.63	3.40
First Prin Pay	Feb25	Jul06	Aug06	Sep06	Oct06
Last Prin Pay	Jul32	Feb13	Jan11	Jun09	Feb08

Class M-4 (To Call)

Margin	2.00%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	200	200	200	200	200
WAL (yr)	26.03	5.05	4.15	3.63	3.37
MDUR (yr)	17.32	4.60	3.86	3.41	3.18
First Prin Pay	Feb25	Jul06	Aug06	Aug06	Sep06
Last Prin Pay	Dec31	Feb11	Jun09	Feb08	Feb07

Class M-4 (To Maturity)

Margin	2.00%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	200	201	201	202	201
WAL (yr)	26.07	5.14	4.21	3.69	3.42
MDUR (yr)	17.33	4.67	3.91	3.47	3.23
First Prin Pay	Feb25	Jul06	Aug06	Aug06	Sep06
Last Prin Pay	Apr32	Jan12	Feb10	Oct08	Aug07

Class M-5 (To Call)

Margin	3.00%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	300	300	300	300	300
WAL (yr)	25.98	4.92	4.02	3.51	3.26
MDUR (yr)	15.43	4.36	3.65	3.24	3.02
First Prin Pay	Feb25	Jul06	Jul06	Aug06	Aug06
Last Prin Pay	Dec31	Feb11	Jun09	Feb08	Feb07

Class M-5 (To Maturity)

Margin	3.00%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	300	300	300	300	300
WAL (yr)	25.98	4.92	4.02	3.51	3.26
MDUR (yr)	15.43	4.36	3.65	3.24	3.02
First Prin Pay	Feb25	Jul06	Jul06	Aug06	Aug06
Last Prin Pay	Dec31	Feb11	Jun09	Feb08	Feb07

Class M-6 (To Call)

Margin	3.50%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	350	350	350	350	350
WAL (yr)	25.68	4.47	3.65	3.22	3.13
MDUR (yr)	14.52	3.96	3.31	2.95	2.88
First Prin Pay	Feb25	Jul06	Jul06	Jul06	Jul06
Last Prin Pay	Jun31	Dec09	Jun08	May07	Aug06

Class M-6 (To Maturity)

Margin	3.50%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	350	350	350	350	350
WAL (yr)	25.68	4.47	3.65	3.22	3.13
MDUR (yr)	14.52	3.96	3.31	2.95	2.88
First Prin Pay	Feb25	Jul06	Jul06	Jul06	Jul06
Last Prin Pay	Jun31	Dec09	Jun08	May07	Aug06

[Available Funds Schedule and Collateral Tables to Follow]

Available Funds Rate Schedule (1)

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
1	8.773	9.768
2	7.075	8.073
3	7.075	8.077
4	7.311	8.317
5	7.075	8.086
6	7.311	8.328
7	7.075	8.099
8	7.075	8.106
9	7.563	8.603
10	7.075	8.127
11	7.311	8.375
12	7.075	8.151
13	7.311	8.399
14	7.075	8.175
15	7.075	8.187
16	7.311	8.438
17	7.076	8.214
18	7.312	8.463
19	7.076	8.240
20	7.076	8.253
21	7.834	8.685
22	7.221	9.022
23	7.460	9.315
24	7.217	9.026
25	7.455	9.306
26	7.214	9.023
27	7.214	9.025
28	7.453	9.897
29	7.213	9.598
30	7.453	9.899
31	7.212	9.597
32	7.211	9.597
33	7.983	10.204
34	7.222	10.071
35	7.462	10.394
36	7.221	10.056
37	7.461	10.375
38	7.220	10.038
39	7.219	10.029
40	7.459	11.078
41	7.218	10.719
42	7.458	11.056
43	7.217	10.694
44	7.216	10.681
45	7.989	11.786

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
46	7.215	10.899
47	7.455	11.241
48	7.214	10.872
49	7.454	11.212
50	7.213	10.845
51	7.213	10.831
52	7.452	11.334
53	7.211	10.962
54	7.451	11.303
55	7.210	10.933
56	7.210	10.918
57	7.706	11.636
58	7.209	10.971
59	7.448	11.311
60	7.208	10.941
61	7.447	11.280
62	7.206	10.911
63	7.206	10.896
64	7.446	11.234
65	7.205	10.867
66	7.444	11.203
67	7.204	10.837
68	7.203	10.822
69	7.974	11.930
70	7.202	10.793
71	7.442	11.126
72	7.201	10.763

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 1.310%, 6-Month LIBOR stays at 1.180%, 1-Year LIBOR stays at 1.160, the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the Cap Contract.

(3) Assumes that 1-Month, 6-Month and 1-Year LIBOR instantaneously increase by 1000 basis points, the collateral is run at the Pricing Prepayment Speed and includes all projected cash proceeds (if any) from the Cap Contract.


CSC
COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

ARM and Fixed $519,042,386

Summary of Loans in Statistic Calculation Pool
(As of Calculation Date)

		Range		
Total Number of Loans	3,822			
Total Outstanding Loan Balance	$519,042,386			
Average Loan Balance	$135,804	$15,646	to	$750,554
WA Mortgage Rate	7.820%	5.250%	to	12.990%
Net WAC	7.311%	4.741%	to	12.481%
ARM Characteristics				
WA Gross Margin	6.852%	3.750%	to	12.119%
WA Months to First Roll	24	2	to	58
WA First Periodic Cap	2.615%	1.000%	to	5.000%
WA Subsequent Periodic Cap	1.142%	1.000%	to	1.500%
WA Lifetime Cap	14.096%	10.250%	to	18.990%
WA Lifetime Floor	7.690%	4.575%	to	12.990%
WA Original Term (months)	352	120	to	360
WA Remaining Term (months)	349	114	to	360
WA LTV	76.48%	7.75%	to	100.00%
WA FICO	617			
Percentage of Pool with Prepayment Penalties at Loan Orig	99.01%			
Percentage of Pool Secured by: 1st Liens	100.00%			
Percentage of Pool Secured by: 2nd Liens	0.00%			

Top 5 States:	Top 5 Prop:	Doc Types:	Purpose Codes	Occ Codes	Grades	Orig PP Term
CA: 33.18%	SFR: 81.58%	FULL DOC: 52.21%	RFCO: 59.36%	OOC: 92.86%	A: 60.46%	0: 0.99%
FL: 11.04%	2-4 FAM: 7.38%	STATED: 45.72%	PURCH: 30.08%	NOO: 6.91%	A-: 14.87%	12: 7.11%
MI: 4.11%	PUD: 6.51%	SIMPLE: 2.07%	REFI: 10.56%	2ND: 0.23%	B: 13.74%	24: 53.36%
IL: 3.88%	CONDO: 4.34%				C: 9.12%	30: 0.33%
OH: 3.86%	OTHER: 0.20%				C-: 0.98%	36: 36.40%
					D: 0.83%	48: 0.11%
						60: 1.69%



ARM and Fixed $519,042,386

Loan Programs

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
6MO LIBOR	1	$37,826	0.01
2/8 LIBOR	1	$47,729	0.01
2/13 LIBOR	2	$145,688	0.03
2/28 LIBOR	2,186	$315,114,882	60.71
3/12 LIBOR	1	$107,409	0.02
3/27 LIBOR	626	$84,352,684	16.25
5/25 LIBOR	15	$2,078,579	0.40
FIXED 10YR	13	$989,359	0.19
FIXED 15YR	121	$11,280,636	2.17
FIXED 20YR	53	$4,815,503	0.93
FIXED 30YR	737	$93,608,773	18.03
FIX30/15 BAL	66	$6,463,317	1.25
	3,822	$519,042,386	100.00

Principal Balances

Range of Principal Balances ($)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
$ 0.01 to $25,000	4	$82,084	0.02
$ 25,000.01 to $50,000	222	$9,332,588	1.80
$ 50,000.01 to $75,000	693	$44,003,038	8.48
$ 75,000.01 to $100,000	698	$61,282,605	11.81
$100,000.01 to $150,000	981	$120,200,315	23.16
$150,000.01 to $200,000	562	$96,979,783	18.68
$200,000.01 to $250,000	292	$64,812,717	12.49
$250,000.01 to $300,000	174	$47,576,356	9.17
$300,000.01 to $350,000	87	$28,423,667	5.48
$350,000.01 to $400,000	63	$23,747,665	4.58
$400,000.01 to $450,000	15	$6,392,939	1.23
$450,000.01 to $500,000	21	$10,110,272	1.95
$500,000.01 to $550,000	1	$501,068	0.10
$550,000.01 to $600,000	5	$2,839,888	0.55
$600,000.01 to $650,000	2	$1,257,379	0.24
$700,000.01 to $750,000	1	$749,471	0.14
$750,000.01 to $800,000	1	$750,554	0.14
	3,822	$519,042,386	100.00

ARM and Fixed $519,042,386

Mortgage Rates

Range of Mortgage Rates (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
5.001 - 5.500	5	$489,893	0.09
5.501 - 6.000	21	$3,527,029	0.68
6.001 - 6.500	271	$44,815,635	8.63
6.501 - 7.000	528	$88,771,226	17.10
7.001 - 7.500	643	$98,709,184	19.02
7.501 - 8.000	621	$85,187,599	16.41
8.001 - 8.500	557	$70,609,189	13.60
8.501 - 9.000	560	$67,130,000	12.93
9.001 - 9.500	275	$28,328,538	5.46
9.501 - 10.000	217	$20,851,652	4.02
10.001 - 10.500	63	$6,438,022	1.24
10.501 - 11.000	43	$2,868,600	0.55
11.001 - 11.500	9	$816,039	0.16
11.501 - 12.000	7	$386,046	0.07
12.501 - 13.000	2	$113,735	0.02
	3,822	$519,042,386	100.00

Months Remaining to Maturity

Months Remaining to Maturity	Number of Loans	Principal Balance	% of Aggregate Principal Balance
1 - 120	14	$1,037,089	0.20
121 - 180	190	$17,997,051	3.47
181 - 300	54	$4,860,478	0.94
301 - 360	3,564	$495,147,769	95.40
	3,822	$519,042,386	100.00

Loan-to-Value Ratios

Range of LTVs(%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
50.00 or Less	205	$22,450,289	4.33
50.01-55.00	108	$16,414,397	3.16
55.01-60.00	117	$17,057,359	3.29
60.01-65.00	150	$20,949,902	4.04
65.01-70.00	272	$36,826,681	7.10
70.01-75.00	468	$65,013,700	12.53

ARM and Fixed $519,042,386

Loan-to-Value Ratios

Range of LTVs(%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
75.01-80.00	1,539	$223,094,111	42.98
80.01-85.00	352	$40,047,183	7.72
85.01-90.00	363	$45,846,603	8.83
90.01-95.00	203	$25,289,705	4.87
95.01-100.00	45	$6,052,456	1.17
	3,822	$519,042,386	100.00

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
AL	19	$2,089,725	0.40
AZ	102	$12,131,376	2.34
AR	15	$837,711	0.16
CA	856	$172,202,749	33.18
CO	53	$7,984,909	1.54
CT	37	$5,040,883	0.97
DE	15	$1,595,544	0.31
FL	488	$57,315,562	11.04
GA	10	$1,073,189	0.21
HI	7	$1,186,894	0.23
ID	12	$945,126	0.18
IL	151	$20,126,295	3.88
IN	85	$7,011,282	1.35
IA	34	$2,694,242	0.52
KS	33	$2,838,810	0.55
KY	44	$3,781,635	0.73
LA	37	$3,052,865	0.59
MD	57	$9,995,475	1.93
MA	59	$10,646,115	2.05
MI	205	$21,322,678	4.11
MN	107	$15,181,052	2.92
MS	22	$1,878,084	0.36
MO	125	$11,659,968	2.25
MT	5	$395,717	0.08
NE	18	$1,624,321	0.31
NV	45	$6,567,752	1.27
NH	25	$3,481,429	0.67

ARM and Fixed $519,042,386

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
NJ	98	$16,307,680	3.14
NM	10	$802,325	0.15
NY	60	$9,717,364	1.87
NC	18	$3,138,950	0.60
ND	4	$353,552	0.07
OH	222	$20,027,176	3.86
OK	33	$2,495,333	0.48
OR	28	$3,735,411	0.72
PA	124	$13,031,902	2.51
RI	28	$3,500,480	0.67
SC	36	$3,878,706	0.75
SD	2	$154,483	0.03
TN	63	$5,188,170	1.00
TX	147	$15,378,117	2.96
UT	19	$2,487,489	0.48
VT	2	$200,975	0.04
VA	98	$13,512,796	2.60
WA	92	$13,984,233	2.69
WV	12	$935,413	0.18
WI	57	$5,360,966	1.03
WY	3	$189,477	0.04
	3,822	$519,042,386	100.00

FICO Ranges

FICO Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
801 - 820	2	$157,963	0.03
781 - 800	10	$1,967,896	0.38
761 - 780	14	$2,214,645	0.43
741 - 760	41	$5,930,131	1.14
721 - 740	69	$10,837,050	2.09
701 - 720	108	$17,809,254	3.43
681 - 700	163	$24,205,134	4.66
661 - 680	281	$42,088,153	8.11
641 - 660	506	$70,593,260	13.60
621 - 640	557	$77,645,428	14.96
601 - 620	508	$67,483,635	13.00

ARM and Fixed $519,042,386

FICO Ranges

FICO Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
581 - 600	443	$57,753,830	11.13
561 - 580	392	$49,888,802	9.61
541 - 560	313	$37,242,690	7.18
521 - 540	251	$31,479,799	6.06
501 - 520	158	$20,712,135	3.99
500 or Less	6	$1,032,580	0.20
	3,822	$519,042,386	100.00

Property Type

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
SFR	3,201	$423,421,267	81.58
2-4 FAM	222	$38,284,436	7.38
PUD	193	$33,794,394	6.51
CONDO	194	$22,502,386	4.34
OTHER	12	$1,039,903	0.20
	3,822	$519,042,386	100.00

Loan Purpose

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
RFCO	2,270	$308,122,959	59.36
PURCH	1,116	$156,111,910	30.08
REFI	436	$54,807,518	10.56
	3,822	$519,042,386	100.00

ARM and Fixed $519,042,386

Occupancy

Occupancy Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
OOC	3,482	$481,990,974	92.86
NOO	332	$35,881,754	6.91
2ND HM	8	$1,169,659	0.23
	3,822	$519,042,386	100.00

Document Type

Document Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
FULL DOC	2,299	$270,991,069	52.21
STATED	1,460	$237,302,449	45.72
SIMPLE	63	$10,748,868	2.07
	3,822	$519,042,386	100.00

Gross Margin
(Excludes 990 Fixed Rate Mortgages)

Range of Gross Margins (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
3.001 - 4.000	9	$1,245,721	0.31
4.001 - 5.000	24	$5,339,934	1.33
5.001 - 6.000	668	$111,259,811	27.68
6.001 - 7.000	1,022	$150,870,396	37.54
7.001 - 8.000	520	$68,240,798	16.98
8.001 - 9.000	407	$47,605,892	11.85
9.001 - 10.000	150	$14,939,957	3.72
10.001 - 11.000	29	$2,216,616	0.55
11.001 - 12.000	2	$95,726	0.02
12.001 - 13.000	1	$69,946	0.02
	2,832	$401,884,797	100.00

ARM and Fixed $519,042,386

Next Rate Adjustment Date
(Excludes 990 Fixed Rate Mortgages)

Next Rate Adjustment Date	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
08/03	1	$41,938	0.01
11/03	1	$37,826	0.01
06/04	1	$78,038	0.02
07/04	1	$96,717	0.02
08/04	1	$40,317	0.01
09/04	4	$915,478	0.23
10/04	5	$591,235	0.15
11/04	47	$6,393,222	1.59
12/04	167	$19,989,022	4.97
01/05	188	$24,263,547	6.04
02/05	286	$40,846,304	10.16
03/05	511	$73,254,394	18.23
04/05	471	$71,449,783	17.78
05/05	483	$73,351,243	18.25
06/05	21	$3,753,948	0.93
10/05	1	$62,155	0.02
11/05	1	$21,917	0.01
12/05	14	$2,469,897	0.61
01/06	8	$1,309,075	0.33
02/06	68	$7,803,649	1.94
03/06	236	$29,196,318	7.26
04/06	259	$37,854,167	9.42
05/06	40	$5,625,973	1.40
06/06	1	$211,822	0.05
01/08	1	$119,425	0.03
03/08	11	$1,545,881	0.38
04/08	3	$413,273	0.10
03/33	1	$148,235	0.04
	2,832	$401,884,797	100.00

Range of Months to Roll
(Excludes 990 Fixed Rate Mortgages)

Month Number Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
0 - 6	2	$79,763	0.02
13 - 18	97	$13,543,185	3.37
19 - 24	2,092	$301,766,966	75.09

ARM and Fixed $519,042,386

Range of Months to Roll (Excludes 990 Fixed Rate Mortgages)

Month Number Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
25 - 31	21	$3,709,603	0.92
32 - 37	605	$80,706,702	20.08
50 - 55	1	$119,425	0.03
56 - 61	14	$1,959,154	0.49
	2,832	$401,884,797	100.00

Lifetime Rate Cap (Excludes 990 Fixed Rate Mortgages)

Range of Lifetime Rate Caps (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
10.001 - 10.500	3	$282,684	0.07
10.501 - 11.000	3	$407,104	0.10
11.001 - 11.500	3	$498,226	0.12
11.501 - 12.000	10	$1,360,596	0.34
12.001 - 12.500	192	$30,634,965	7.62
12.501 - 13.000	354	$57,395,087	14.28
13.001 - 13.500	304	$47,146,840	11.73
13.501 - 14.000	387	$59,988,225	14.93
14.001 - 14.500	453	$64,426,219	16.03
14.501 - 15.000	450	$61,251,657	15.24
15.001 - 15.500	291	$35,856,444	8.92
15.501 - 16.000	235	$27,240,104	6.78
16.001 - 16.500	72	$8,140,103	2.03
16.501 - 17.000	50	$4,473,066	1.11
17.000 - 17.500	13	$1,686,536	0.42
17.501 - 18.000	8	$559,260	0.14
18.001 - 18.500	2	$423,946	0.11
18.501 - 19.000	2	$113,735	0.03
	2,832	$401,884,797	100.00

ARM and Fixed $519,042,386

Initial Periodic Rate Cap (Excludes 990 Fixed Rate Mortgages)

Initial Periodic Rate Cap (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1.000	9	$1,089,400	0.27
1.500	603	$101,553,973	25.27
2.000	16	$3,363,240	0.84
3.000	2,193	$294,308,983	73.23
5.000	11	$1,569,202	0.39
	2,832	$401,884,797	100.00

Subsequent Periodic Rate Cap (Excludes 990 Fixed Rate Mortgages)

Subsequent Periodic Rate Cap (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1.000	2,144	$287,719,215	71.59
1.500	688	$114,165,582	28.41
	2,832	$401,884,797	100.00

Lifetime Rate Floor (Excludes 990 Fixed Rate Mortgages)

Range of Lifetime Rate Floors (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
5.000 or Less	5	$1,126,263	0.28
5.001 - 6.000	94	$18,057,261	4.49
6.001 - 7.000	713	$118,620,894	29.52
7.001 - 8.000	773	$114,469,644	28.48
8.001 - 9.000	816	$106,247,224	26.44
9.001 - 10.000	346	$35,602,157	8.86
10.001 - 11.000	75	$7,258,668	1.81
11.001 - 12.000	8	$388,951	0.10
12.001 - 13.000	2	$113,735	0.03
	2,832	$401,884,797	100.00